VIA EDGAR

January 21, 2015

Pamela Long
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Bridgewater Platforms Inc.
Registration Statement on Form S-1
Filed October 24, 2014
File No. 333-199582

Dear Ms. Long:

This letter is in response to your comment letter dated November 17, 2014, with regard to the Form S-1 filing of Bridgewater Platforms Inc., a Nevada corporation ("Bridgewater" or the "Company") filed on October 24, 2014.  Responses to each comment have been keyed to your comment letter.

 General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Neither we, nor anyone authorized on our behalf, presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

2.	Your filing indicates that you have limited operating activities, minimal revenues, nominal assets, no actual developed product, issue penny stock and have a limited ability to carry out your proposed business plan. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Response:

According to the language of Rule 419, a blank check company: "Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Bridgewater does not fit that definition as the additional details regarding the business plan disclosed in this amendment will clarify.  Bridgewater Platforms Inc. does not have a plan to merge or acquire another business.

Unless the Commission's position has been modified, in September 2003, Mr. John Reynolds stated at the Small Government Business Forum, that the SEC's was not applying Rule 419 to companies with a business plan but without revenues.

Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the "Securities Act"), defines a "blank check company" as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." We do not believe that we are a blank check company subject to the provisions of Rule 419, pursuant to the definition of "blank check Company" under Rule 419.

Specifically, we have a business plan relating to providing construction landscaping services and we intends to expand our business and develop a new outdoor pool covering product and service, as described under "Description of Business" in the amended Registration Statement. Further, we have never indicated that our business plan is to engage in a merger or acquisition with an unidentified company, entity or person.  While we are considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, we are not a "blank check company" as we have a specific business plan and we have no current plans to "engage in a merger or acquisition with an unidentified company," entity or person.

•	We believe that we are in the development stage and began generating revenues in September 2014.
•	We have received a going concern from our auditor.
•	We issue penny stock.
•	We currently have nominal assets consisting only of cash and accounts receivable.
•	We are attempting to raise the additional funding to further develop the business as described throughout this amended prospectus.
•	We have commenced operations, and began to generate revenue in September 2014. We have secured the domain names for our websites and have incorporated and organized our company from a legal perspective to the point where we are able to file this prospectus.
•	We believe that we have provided specifics on our intended further business development. The Company currently offers construction landscaping services and intends to expand its business and to develop a new outdoor pool covering product and service that will help northern cold-climate homeowners solve the dilemma of what to do with their pools over the fall, winter, and spring months when pool use is not possible.

3.	Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

Response:

The Company began operations and started generating revenue in September 2014 and therefore is not by definition a shell Company.

4.	Please revise your prospectus to disclose all other registration statements of companies for which your two officers and directors and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and directors and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Response:

Our two officers, directors, and affiliates have never acted as promotors in any other registration statement of companies.

Registration Statement Cover Page

5.	Please revise your primary standard industrial classification code, which on our EDGAR system indicates 3089, but may be 6770, the designation for blank check companies.

Response:
Based on our disclosures of our current services of landscaping and small construction projects we feel the classification of 700 is accurate as we feel our pool covering systems will just be an extension of landscaping and minor construction services.  Based upon the information provided in this amendment, the company does not meet the definition of a blank check company.
Summary of the Prospectus, page 3
General Information about Our Company, page 3
6.	You disclose here, as well as throughout your registration statement, that you were incorporated on May 6, 2104. Please revise to correct the apparent typographical error.

Response:
This disclosure has been corrected throughout the registration statement.
7.	We note your disclosure that you have "recently commenced business operations." Please expand upon the specific steps you have taken in commencing your operations.

Response:

Additional disclosures have been added reflecting such operations.

8.	We note the disclosure that your officers have agreed to advance funds as needed until the public offering is completed or sufficient shares have not been sold to proceed with the development of the Company. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website.

Response:

Exhibit 10.1 has been filed as an exhibit with amendment no.1.

9.	Please add a risk to reflect the fact that your officers and directors have no public company experience.

Response:

A risk factor has been added.

10.	As applicable, please add a risk factor that addresses the risks related to your officers' and directors' lack of relevant experience related to your proposed business.

Response:

As per the additional information provided on page 29, "Background Information about our Officers and Directors", we feel that a risk factor is not required.

11.	It appears that your executive officers and directors are not residents of the United States.
Please provide a new risk that addresses, as applicable, the difficulties associated with an investor's ability to:
•	Effect service of process within the United States against the above foreign persons;
•	Enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against the above foreign persons in the United States;
•	Enforce in a Canadian court United States court judgments based on the civil liability provisions of the United States federal securities laws against the above foreign persons; and
•	Bring an original action in a Canadian court to enforce liabilities based upon the
United States federal securities laws against the above foreign persons.

Response:

 A risk factor has been added.

12.	Please add a risk factor discussing potential liability from injuries caused by your product. Additionally, within the risk factor, please explain why you have chosen not to obtain product liability insurance.

Response:

A risk factor has been added.

Use of Proceeds, page 14

13.	Please disclose the minimum amount of offering proceeds you will need to implement your business plan and support your operations for the next twelve months.
Response:

A disclosure has been added accordingly.

Dilution, page 15
14.	You disclose that the net tangible book value of your shares of common stock as of July 31, 2014 was approximately $0.0001 per share based upon 5,000,000 shares outstanding. It appears that you had only 2,500,000 shares outstanding as of July 31, 2014. Please advise or revise your disclosure accordingly.
Response:

This disclosure has been updated to reflect the interim financial statements for the period ended October 31, 2104 which reflects the accurate shares outstanding of 5,000,000.

Plan of Distribution, page 16
15.	Please disclose that the persons offering the securities on your behalf, Messrs. Oliviera and Davies, may be deemed an underwriter within the meaning of Section 2(11) of the Securities Act.
Response:
Messrs Oliviera and Davies are underwriters as it relates to this offering.

Shares Offered by the Company will be Sold by Our Officers and Directors, page 16
16.	Please disclose more details about how your officers will solicit purchasers of your securities.

Response:

This disclosure has been updated accordingly.

Description of Business, page 18
Business Development, page 18

17.	We note you expected to "begin generating revenue in October 2014." Please update your disclosure to reflect the current state of your business. If you are delayed, please discuss the reasons for this delay within your registration statement.
Response:
This disclosure has been updated accordingly.

Principal Products, Services and Their Markets, page 19
18.	Please expand upon the following aspects of your proposed "modular pool-covering system:"
•	How you will obtain the raw materials needed to create your system, including whether you have reached any agreements with suppliers. If you do not currently have any agreements in place, please explain how you expect to get your materials;
•	The machinery you will need to complete a system;
•	Your current and expected capacity to produce these systems;
•	The time it will take to manufacture a system once it is ordered;
•	Why you have the expertise to design this "unique" system; and
•	The minimum amount of systems you will need to sell to customers to become profitable.

Response:
This section has been expanded and updated accordingly.
Rule 144 Shares, page 22
19.	Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company. Please revise your disclosure accordingly.

Response:

As the registrant is operating and has begun generating revenue it is not a shell company and therefore the safe harbor has been left in.

Financial Statements and Selected Financial Data, page 23
20.	You disclose that basic and diluted EPS was $(0.01) based on weighted average number of shares outstanding of 385,562. Based on your consolidated statement of operations, basic and diluted EPS was actually $(0.00) based on weighted average number of shares outstanding of 2,500,000. Please advise or revise your disclosure accordingly.

Response:

This disclosure has been updated accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 23
Plan of Operation, page 24

21.	Please significantly revise the Plan of Operation section to describe with specificity your plan of operations for the next twelve months. Provide more detail regarding your plan of operations, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion. We may have additional comments upon our review of the amended registration statement.

Response:

This section has been updated and revised accordingly.

Limited Operating History; Need for Additional Capital, page 26

22.	Please revise to state how long you can continue operations without receiving additional funding.

Response:

This section states the following: "At present, we do not have enough cash on hand to cover the completion of our Offering."

23.	As funding is critical to your ability to complete the phases of your operation, please expand upon what you expect to do if you do not raise sufficient funds. If it is likely that you would consider a sale or other business combination, please disclose.

Response:

This section has been expanded accordingly to reflect the continued phases of operation if sufficient funds are not raised.

Directors and Executive Officers, page 28
Background Information about Our Officers and Directors, page 29

24.	Please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each director should serve in such position. See Item 401(e) of Regulation S-K.

Response: This section has been updated accordingly.

25.	We note in footnote (1) on page 32 you disclose that both Messrs. Olivera and Davies may be deemed as promoters. Please clarify whether you have any promoters other than your two executives. See Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

Response: This disclosure has been updated accordingly.

Financial Statements, page 34
Note 8 – Subsequent Events, page 48

26.	We note your disclosure that management has evaluated subsequent events through the date the financial statements were available to be issued. Please clarify your disclosure to also disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Response:

This disclosure has been updated accordingly.

Exhibits and Financial Statement Schedules, page 50

27.	Please include a listing of your subsidiaries as Exhibit 21 in your next amendment.

Response:

Exhibit 21 has been included in this amendment no. 1.
Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (admin@bridgewaterplatforms.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.

Sincerely,

/s/ Emanuel Oliviera
_____________________
Emanuel Oliviera, President